UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Brazil: start of production from the first development phase of the giant Mero field (May 2, 2022)

Exhibit 99.2	Total pursues its development in floating offshore wind with the start of construction of a first farm in France (May 10, 2022)

Exhibit 99.3	United States: TotalEnergies wins maritime lease to develop a 1 GW offshore wind farm off North Carolina’s Coast (May 13, 2022)

Exhibit 99.4	TotalEnergies and Ørsted partner to participate in Dutch offshore wind tenders (May 13, 2022)

Exhibit 99.5	Methane Emissions Reduction: TotalEnergies Implements a Worldwide Drone-Based Detection Campaign (May 16, 2022)

Exhibit 99.6	USA: TotalEnergies announces the sanction of the Ballymore development in the U.S. Gulf of Mexico (May 17, 2022)

Exhibit 99.7	Plastic Recycling: TotalEnergies and New Hope Energy partner on U.S. Advanced Recycling Project (May 18, 2022)

Exhibit 99.8	United States: Launch of Carbon Capture Project to Decarbonize Liquefied Natural Gas Production at Cameron LNG (May 23, 2022)

Exhibit 99.9	South Korea: TotalEnergies Signs LNG Long-Term Sale Contract with Hanwha Corporation (May 24, 2022)

Exhibit 99.10	United States: TotalEnergies acquires 50% of Clearway, the 5th largest U.S. renewable energy player (May 25, 2022)

Exhibit 99.11	Ordinary and extraordinary shareholders’ meeting of May 25, 2022 (May 25, 2022)

Exhibit 99.12	TotalEnergies Welcomes the First 10 Start-Ups to its Electricity Start-Up Accelerator TotalEnergies On at STATION F in Paris (May 30, 2022)

Exhibit 99.13	Disclosure of Transactions in Own Shares (May 9, 2022)

Exhibit 99.14	Disclosure of Transactions in Own Shares (May 16, 2022)

Exhibit 99.15	Disclosure of Transactions in Own Shares (May 23, 2022)

Exhibit 99.16	Disclosure of Transactions in Own Shares (May 30, 2022)

Exhibit 99.17	Capital increase reserved for employees of TotalEnergies in 2022 (May 31, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 1, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer